                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                          ------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 1)

                          ------------------------

                           ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                            ROCKLAND PARTNERS, INC.
                                ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                (Title of Class
                                 of Securities)

                                    NONE
                           (CUSIP Number of Class
                               of Securities)

                          ------------------------

        Michael L. Ashner                                   Copy to:
 Raleigh Capital Associates L.P.                         Mark I. Fisher
     100 Jericho Quadrangle                              Todd J. Emmerman
           Suite 214                                  Rosenman & Colin LLP
  Jericho, New York  11735-2717                        575 Madison Avenue
        (516) 822-0022                            New York, New York 10022-2585
                                                         (212) 940-8800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

--------------------------------------------------------------------------------
            Transaction                                   Amount of
            Valuation*                                    Filing Fee
            -----------                                   ----------
            $50,000,000                                   $10,000.00
--------------------------------------------------------------------------------

         *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:   $10,000.00       Filing Party: Raleigh Capital
                                                         Associates L.P.

Form or registration no.:  Schedule 14D-1  Date Filed:  October 17, 1996





                        (Continued on following pages)
                             (Page 1 of 8 Pages)

CUSIP NO. N/A                       14D-1                     PAGE 2 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RALEIGH CAPITAL ASSOCIATES L.P.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (SEE INSTRUCTIONS)                                                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*  (SEE INSTRUCTIONS)

      AF; WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      80,342 Units
--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
      (SEE INSTRUCTIONS)                                                    [ ]



--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


      19.9%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*  (SEE INSTRUCTIONS)


      PN
--------------------------------------------------------------------------------

CUSIP NO. N/A                       14D-1                     PAGE 3 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RALEIGH GP CORP.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (SEE INSTRUCTIONS)                                                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*  (SEE INSTRUCTIONS)

      N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      80,342 Units*
--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
      (SEE INSTRUCTIONS)                                                    [ ]



--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


      19.9%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      CO
--------------------------------------------------------------------------------


** Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP NO. N/A                       14D-1                     PAGE 4 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROCKLAND PARTNERS, INC.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (SEE INSTRUCTIONS)                                                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*  (SEE INSTRUCTIONS)

      N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      80,347 Units*
--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
      (SEE INSTRUCTIONS)                                                    [ ]



--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


      19.9%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*  (SEE INSTRUCTIONS)


      CO
--------------------------------------------------------------------------------

* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which
Rockland Partners, Inc. is a general partner).

CUSIP NO. N/A                       14D-1                     PAGE 5 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ZEPHYR PARTNERS

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (SEE INSTRUCTIONS)                                                (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*  (SEE INSTRUCTIONS)

      N/A

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) or 2(f)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      New York
--------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      80,342 Units*
--------------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
      (SEE INSTRUCTIONS)                                                    [ ]



--------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


      19.9%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON*  (SEE INSTRUCTIONS)


      PN
--------------------------------------------------------------------------------


* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $500 per Unit (the "Purchase Price"), less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Offer to Purchase.


Item 10.         Additional Information.

                 Item 10(f) is hereby supplemented as follows:

                 (i) The information set forth in Supplement No. 1 to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(6) is incorporated by reference herein.

                 (ii) Section 14 of the Offer to Purchase is hereby supplemented as follows: "Notwithstanding anything to the contrary set forth in this Section 14, all conditions set forth in this Section 14 must be satisfied or waived prior to the Expiration Date."

Item 11.         Material to be Filed as Exhibits.

                 Item 11 is hereby supplemented by adding the following, copies of which are attached hereto as Exhibits:

                 99.(a)(4)        Press Release dated October 17, 1996.
                 99.(a)(5)        Press Release dated November 7, 1996.
                 99.(a)(6)        Supplement No. 1 to Offer to Purchase dated
                                  November 7, 1996.

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 1996
                                        RALEIGH CAPITAL ASSOCIATES L.P.
                                        By:  Raleigh GP Corp., General Partner



                                             By:  /s/Peter Braverman
                                                 ----------------------------
                                             Name:   Peter Braverman
                                             Title:  Vice President

                                        By:  ROCKLAND PARTNERS, INC.,
                                             General Partner


                                             By:  /s/Jonathan H. Paul
                                                 ----------------------------
                                             Name:   Jonathan H. Paul
                                             Title:  Vice President

                                        By:  ZEPHYR PARTNERS
                                             By:   GP Aeolus Inc.,
                                                    General Partner


                                             By:  /s/Edward Mattner
                                                 ----------------------------
                                             Name:   Edward Mattner
                                             Title:  Vice President

                                        By:  AREHGP INC., General Partner


                                             By:  /s/John Saldarelli
                                                 ----------------------------
                                             Name:   John Saldarelli
                                             Title:  President

                                        RALEIGH GP CORP.


                                        By:  /s/Peter Braverman
                                            ------------------------------------
                                                Name:   Peter Braverman
                                                Title:  Vice President





[Amendment No. 1 to Schedule 14D-1 dated November 7, 1996]

                                   Signatures

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 1996

                                        ROCKLAND PARTNERS, INC.

                                        By:  /s/Jonathan H. Paul
                                            ------------------------------------
                                        Name:   Jonathan H. Paul
                                        Title:  Vice President

                                        ZEPHYR PARTNERS
                                        By:   GP Aeolus Inc., General Partner


                                        By:  /s/Edward Mattner
                                            ------------------------------------
                                        Name:   Edward Mattner
                                        Title:  Vice President

                                        By:   AREHGP INC., General Partner


                                        By:  /s/John Saldarelli
                                            ------------------------------------
                                        Name:   John Saldarelli
                                        Title:  President





[Amendment No. 1 to Schedule 14D-1 dated November 7, 1996]

                                 Exhibit Index

Exhibit No.              Description
-----------              -----------
99.(a)(4)               Press Release dated October 17, 1996

99.(a)(5)               Press Release dated November 7, 1996

99.(a)(6)               Supplement No. 1 to Offer to Purchase
                        dated November 7, 1996